NII Holdings, Inc.
10700 Parkridge Blvd.
Suite 600
Reston, VA 20191
August 29, 2007

Larry Spirgel	For Use of the
Assistant Director	Commission Only
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NII Holdings, Inc. Form 10-K for the Year ended December 31, 2006 Filed February 27, 2007 File No. 000-32421
Dear Mr. Spirgel:
     NII Holdings, Inc. (the “Company”) has received your letter dated August 8, 2007 containing additional comments on the Company’s above referenced Annual Report on Form 10-K (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 27, 2007. This letter on behalf of the Company responds to each of the comments set forth in your letter including certain matters that we discussed with Andrew Mew of the SEC staff. This letter is being provided subsequent to the deadline specified in your August 8 letter pursuant to an extension of that deadline that we discussed with Mr. Mew.
     For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.
1.	We note your response to comment 1 and your accompanying materiality analysis. So that we may better understand the basis for your conclusion that the errors have had an immaterial impact on your financial statements, please address the following additional comments.
a.	Expand your analysis of the impact of the errors on your annual results of operations to address the impact on your income tax provision and on your reported earning per share data.

Response:
We are providing separately to the staff as supplemental information an analysis of the impact of the errors on our income tax provision. An analysis of the aggregate impact of the errors on our earnings per share data was included in the materiality analysis included as part of the supplemental information that we provided with our letter dated July 25, 2007 responding to the staff’s prior comments. As noted in our prior letter, that materiality analysis was reviewed with both our audit committee and PricewaterhouseCoopers LLP, our independent registered public accounting firm at the time the errors were identified and corrected.
As reflected in the accompanying supplemental information, the errors we identified in 2006 were individually and in the aggregate 4.5% or less of our income tax provision in 2005 and 5.9% or less of our income tax provision in 2004. The impact of the errors on our income tax provision in 2003 was 34.8%. However, as discussed in our materiality analysis that was included in the supplemental information that we provided with our previous response, we determined that errors occurring in our income tax provision in 2003 would not have been relevant for reasonable users of our financial information. We also determined that correcting the errors in our 2003 financial statements would require making immaterial changes to the financial statements for subsequent years that would ultimately be confusing to investors without providing any significant corresponding benefit.
The out of period adjustments that we recorded to correct the errors reduced our income tax provision by 11.8% in 2006. As discussed in our materiality analysis that was included in the supplemental information that we provided with our previous response, we believe that:
•	In making their investment decisions, our investors, as well as investors in our industry generally, place the most importance on our operating metrics, such as operating revenues, operating income before depreciation and amortization (OIBDA) and subscriber growth, as well as cash flow related results, such as capital expenditures and free cash flow, and place little emphasis on items below the operating income line, such as the income tax provision and it’s impact on net income or EPS. To support this conclusion, we reviewed the reports of various financial analysts that analyze the Company and its results and noted that the valuation analyses used by those analysts focus primarily, if not exclusively, on OIBDA multiples and free cash flow, rather than on EPS measures.

•	Investors and financial analysts that evaluate our Company place little emphasis on the income tax provision because it is an estimate that inherently has a high degree of imprecision, particularly given the impact on that estimate of our emergence from chapter 11 reorganization and the international focus of our operations. In light of this, investors and financial analysts that follow the Company are more focused on cash taxes paid by the Company and use cash taxes paid by the Company in their valuation analyses that focus on cash flow. The computational errors we made related to both current and deferred income taxes described above had no impact on cash tax payments.

As a result of these and other factors outlined in our materiality analysis, we concluded, in consultation with our audit committee and PricewaterhouseCoopers LLP, that the errors and corresponding out of period adjustments in relation to our income tax provision would not be considered material to our 2003, 2004, 2005 or 2006 financial statements.
From a quantitative perspective, the errors had substantially the same impact on basic and diluted EPS as they did on net income. From a qualitative perspective, we determined that the errors did not mask a change in earnings (EPS) or other trends and did not hide a failure to meet analyst expectations for basic EPS or diluted EPS (as well as for OIBDA and net income). As a result, we concluded that the effect of these errors on our EPS data was not material to the total mix of information made available to investors and the judgment of a reasonable person relying upon our financial statements would not have been changed or influenced by the correction of the errors in the periods in which they occurred or in the current period.
We believe that the disclosures of the out-of-period adjustments that we included in our financial statements provide sufficient information to our investors or a reasonable person relying on our financial statements to clearly determine the impact of the out-of-period items. Accordingly, we determined that it was appropriate to record the correction of the errors in the fourth quarter of 2006 with separate disclosure in the footnotes to our financial statements and in accordance with paragraph 29 of Accounting Principles Board Opinion 28 (“APB 28”).
b.	Explain to us how the errors have affected the effective tax rates reported in your financial statements for each of the years ended 2003 — 2006.
Response:
We are providing separately to the staff as supplemental information an analysis of the impact of the errors on our effective tax rates reported in our financial statements for each of the years ended 2003 — 2006. The impact of the errors on our effective tax rates can be summarized as follows:
•	The reported effective tax rate corresponding to the annual periods 2003 and 2004 would have been reduced by the tax impact of the errors corresponding to those years. The effective tax rate would have been reduced by 13.5% in 2003 to 25.4% and by 3.4% in 2004 to 55.0%.

•	The reported effective tax rate corresponding to the annual periods 2005 and 2006 would have been increased by the tax impact of the errors corresponding to those years. The effective tax rate would have increased by 1.8% in 2005 to 43.7% and by 3.8% in 2006 to 32.7%.

The rate of change in the effective tax rates for each period resulting from the errors is substantially similar to the percent impact of the errors on our income tax provision as discussed in our response to comment 1 (a) above. As shown in the attached analysis, these errors did not result in a change in the trend of our effective tax rate, which has varied significantly from year to year due to the impact of specific transactions. For the same reasons discussed in our response to comment 1 (a), and as discussed in more detail in the materiality analysis that was included in the supplemental information that we provided with our previous response, we concluded, after consulting with our audit committee and PricewaterhouseCoopers LLP, that the errors in the calculation of our effective tax rates based on our income tax provision would not be considered material to our investors or a reasonable person relying on our financial statements.
Furthermore, the impact of the errors is limited to the calculation of our effective tax rates for each of the years ended 2003 — 2006; those errors do not affect the calculation of the income tax provision for the fiscal quarters in each of the subsequent years. Our quarterly income tax provision is computed following the guidelines established by FASB Interpretation No. 18, Accounting for Income Taxes in Interim Periods (“FIN 18”), which requires that an estimated annual effective tax rate (“ETR”) be used to determine the interim period income tax provisions. In general, we estimate the annual ETR using our forecasted statement of operations for the remainder of the current fiscal year and our best estimate of “permanent differences” between how items are treated for US GAAP and local tax purposes. The resulting annual forecasted ETR is applied to the actual book income for the period, along with the entire tax effect of “discrete items” that arise in the period, to determine the tax expense for the interim period.
Our estimated annual ETR is revised each of the first three quarters of the year to determine the best current approximation of the ETR expected to be applicable for the full fiscal year. We do not rely on our prior annual ETR to compute the current period’s interim income tax expense. Thus any error related to a prior annual ETR did not adversely affect the calculation of our current period interim tax provision.
c.	Provide us an analysis of the impact of the accounting errors on your quarterly results of operations for each period in 2006 and 2005. You should address in this analysis the impact of the errors on your income tax provision and your earnings per share data.
Response:
An analysis of the aggregate impact of the errors on our earnings per share data was included in the supplemental information that we provided with our letter dated July 25, 2007 responding to the staff’s prior comments. The supplemental information provided in connection with our response to comment 1 (a) above includes an analysis that illustrates the impact of the errors on our income tax provision on a quarterly basis for 2006 and 2005, which is consistent with the quarterly assessment of the impact of the errors to other line items.
When evaluating these errors related to our quarterly results we relied on the guidance in paragraph 29 of APB 28, which states, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

The prior period errors we identified in connection with the preparation of the year-end income tax provision for fiscal 2006, were, individually and in the aggregate, 3.1% or less of operating income, 4.0% or less of income before taxes and 4.7% or less of net income and EPS for all quarters in 2005 and 2006, except for the first quarter of 2005, in which the errors were in the aggregate 5.3% of net income and EPS. We determined these percentages were not quantitatively material.
In terms of the income tax provision, the errors we identified in 2006 were individually and in the aggregate 2.9% or less of our income tax provision in the first three quarters of 2006 and 4.4% or less of our income tax provision in all quarters of 2005, except for the first and third quarters of 2005, in which the errors were in the aggregate 17.4% and 11.2%, respectively, of our income tax provision.
For the reasons discussed in our response to comment 1 (a), and as reflected in our materiality analysis that was included in the supplemental information that we provided with our previous response, we concluded after consulting with our audit committee and PricewaterhouseCoopers LLP, that the errors in relation to our income tax provision would not be considered material to our investors or a reasonable person relying on our financial statements.
As discussed in our response to comment 1 (a), from a quantitative perspective, the errors had substantially the same impact on basic and diluted EPS as they did on net income. From a qualitative perspective, we determined that the errors did not mask a change in earnings (EPS) or other trends and did not hide a failure to meet analyst expectations for basic EPS or diluted EPS (as well as for OIBDA and net income) for the relevant periods. As a result, we concluded that the effect of these errors on our EPS data was not material to the total mix of information made available to investors and the judgment of a reasonable person relying upon our financial statements would not have been changed or influenced by the correction of the errors in the periods in which they occurred or in the current period.
Following the guidance in APB 28, because the errors were not material to income for the full year 2006 and did not affect the trend of earnings, we determined that the correction of the errors in the fourth quarter of 2006 with separate disclosure in the footnotes to our financial statements was appropriate.
d.	Tell us when you identified the $14,257 error. If the error was identified prior to the fourth quarter of 2006, explain to us why you believed it was appropriate to correct it in the fourth quarter of 2006.
Response:
We identified the $14.257 million error in January 2007 in connection with the preparation of the 2006 year-end income tax provision. The error was identified as a result of the new internal controls over financial reporting implemented in 2006 that were designed to remediate the previously disclosed material weakness that existed in the income tax area. As a result, we corrected the error in the same period in which it was identified.

* * * * * * * * * * *
     The supplemental information included with this letter is being provided to the staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rules, we request that these materials be returned promptly following completion of the staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 CFR 200.83.
     If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (703) 390-5174.
     Thank you for your assistance in this matter.

Yours truly, Gokul Hemmady Chief Financial Officer
Enclosures

cc:	Andrew Mew Robert S. Littlepage, Jr.